UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5 )(1)

K-Tel International, Inc.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

482724 30 9

(CUSIP Number)

Mark S. Weitz, Esq., Leonard, Street and Deinard, P.A., 150 South Fifth Street,

Suite 2300, Minneapolis, Minnesota  55402

(612) 335-1500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482724 30 9

This Amendment is being filed solely to report an increase in percentage ownership by the reporting persons as a result of a reverse split of the Issuer’s common stock.
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Philip Kives

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,076,953 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 10,076,953 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,076,953 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 77.6%(1)

14.	Type of Reporting Person (See Instructions) IN

(1)  See footnotes in Item 5(a) and (b) regarding stock ownership.

CUSIP No. 482724 30 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) K-5 Leisure Products, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,988,617

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 6,988,617

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,988,617

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 53.8% (2)

14.	Type of Reporting Person (See Instructions) CO

(2)  See footnotes in Item 5(a) and (b) regarding the stock ownership percentage.

CUSIP No. 482724 30 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) National Developments Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,313,953 (3)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,313,953 (3)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,313,953 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 56.3% (3)

14.	Type of Reporting Person (See Instructions) CO

(3)  See footnotes in Item 5(a) and (b) regarding stock ownership.

CUSIP No. 482724 30 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) 2808715 Manitoba Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Manitoba, Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,944,953 (4)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 7,944,953 (4)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,944,953 (4)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 61.2% (4)

14.	Type of Reporting Person (See Instructions) CO

(4)  See footnotes in Item 5(a) and (b) regarding stock ownership.

CUSIP No. 482724 30 9

Introduction.

The reporting persons are filing this Schedule 13D amendment, which amends the reporting persons’ Schedule 13D originally filed March 5, 2003, as amended to date, to report current aggregate holdings in K-Tel International, Inc. (the “Issuer”).  Philip Kives beneficially owns the shares covered by this Schedule 13D personally and through entities he controls directly or indirectly.

Item 1.	Security and Issuer
Common Stock, $.01 par value per share K-Tel International, Inc., a Minnesota corporation 2491 Xenium Lane North Plymouth, Minnesota 55441

Item 2.	Identity and Background

Item 2(a).	Name of Person Filing.

(i)                     Philip Kives

(ii)                  K-5 Leisure Products, Inc., a Nevada corporation

(iii)               National Developments Ltd., a Manitoba corporation

(iv)              2808715 Manitoba Limited, a Manitoba corporation

Business Address.

(i), (ii)                                            220 Saulteaux Crescent

(iii) & (iv)                        Winnipeg, Manitoba  R3J 3W3

  Canada

Item 2(c).	Present Principal Occupation.

(i)               Chairman, President and Chief Executive Officer of K-Tel International, Inc.
2491 Xenium Lane North
Plymouth, Minnesota  55441

(ii)            Investment and wholesale distribution company

(iii)         Holding company and rental property investment and development

(iv)      Investment holding company

Item 2(d).	Conviction of Criminal Proceeding in Last Five Years.
(i), (ii) (iii) & (iv) None

Item 2(e).	Conviction of Civil Proceeding in Last Five Years.
(i), (ii) (iii) & (iv) None

Item 2(f).	Citizenship.
(i) Canada (ii) Nevada corporation (iii) Manitoba corporation (iv) Manitoba corporation

CUSIP No. 482724 30 9

Item 3.	Source and Amount of Funds or Other Consideration

Except as described in the reporting persons’ original Schedule 13D and later amendments, all of the shares were acquired by the reporting persons with working capital and/or personal funds in market transactions at fair market value at the time of each transaction.

Item 4.	Purpose of Transaction

Philip Kives, one of the reporting persons, is the founder and principal shareholder of the Issuer and previously acquired shares personally and through K-5 Leisure Products, Inc., National Developments Ltd., and 2808715 Manitoba Limited, entities controlled directly or indirectly by Mr. Kives.

On July 18, 2007, the Issuer effected a 1-for-5,000 reverse split of the Issuer’s common stock, par value $.01 per share.  Those shareholders who, immediately following the reverse split, owned only a fraction of a share of the Issuer’s common stock are in the process of being cashed out by the Issuer and will no longer be shareholders of the Issuer.  Immediately after the completion of the reverse split, the Issuer effected a 5,000-for-1 forward split of its common stock for those shareholders who, following the reverse split, continued to own at least one whole share of common stock.  As a result of the reverse split and subsequent forward split, the reporting persons’ percentage ownership of the total number of outstanding shares of the Issuer’s common stock increased; however, the actual number of shares of the Issuer’s common stock beneficially owned by the reporting persons remained unchanged.

On July 19, 2007, the Issuer filed Form 15, thereby terminating its filing obligations under the Securities and Exchange Act of 1934.

Mr. Kives will continually evaluate his position to determine what, if any, actions to take with respect to his ownership position.  It should be noted that the possible activities of the reporting persons are subject to change at any time.  Except as set forth above, the reporting persons have no present plans or proposals that would result in or relate to any of the actions described in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

CUSIP No. 482724 30 9

Item 5.	Interest in Securities of the Issuer
Items 5(a) and (b).

Aggregate Number and Percentage of Class of Securities.

As of the date of this statement, the reporting persons beneficially own the number of shares of common stock set forth below.  The percentages set forth below represent the percentages of the outstanding shares of common stock (based on 11,288,280 shares of common stock outstanding as reported in the Issuer’s Amendment No. 4 to Schedule 13E-3 filed on July 19, 2007 plus 1,702,939 shares which are issuable upon exercise of Mr. Kives’ options for an aggregate total of 12,991,219 shares) beneficially owned by the reporting persons.

Philip Kives	10,076,953 (1) (2)	(77.6%)
Sole Voting Power:	10,076,953 (1) (2)
Shared Voting Power:	-0-
Sole Dispositive Power:	10,076,953 (1) (2)
Shared Dispositive Power:	-0-

2808715 Manitoba Limited	7,944,953 (3)	(61.2%)
Sole Voting Power:	7,944,953 (3)
Shared Voting Power:	-0-
Sole Dispositive Power:	7,944,953 (3)
Shared Dispositive Power:	-0-

National Developments Ltd.	7,313,953 (4)	(56.3%)
Sole Voting Power:	7,313,953 (4)
Shared Voting Power:	-0-
Sole Dispositive Power:	7,313,953 (4)
Shared Dispositive Power:	-0-

K-5 Leisure Products, Inc.	6,988,617	(53.8%)
Sole Voting Power:	6,988,617
Shared Voting Power:	-0-
Sole Dispositive Power:	6,988,617
Shared Dispositive Power:	-0-

(1)

Philip Kives beneficially owns 6,988,617 shares of common stock through K-5 Leisure Products, Inc., a wholly owned subsidiary of National Developments Ltd., 325,336 shares of common stock through National Developments Ltd., a wholly owned subsidiary of 2808715 Manitoba Limited, and 631,000 shares of common stock through 2808715 Manitoba Limited, an entity wholly owned by Philip Kives.

(2)	Philip Kives beneficially owns 1,702,939 vested options to purchase shares of common stock.
(3)	2808715 Manitoba Limited beneficially owns 325,336 shares through National Developments Ltd. and 6,988,617 shares through K-5 Leisure Products, Inc.
(4)	National Developments Ltd. beneficially owns 6,988,617 shares through K-5 Leisure Products, Inc.

Item 5(c).	Transactions Effected Within the Last 60 Days.
No reporting person has engaged in any transaction involving shares of the Issuer’s common stock within the last 60 days. See Item 4 for a description of the

CUSIP No. 482724 30 9

transaction triggering the change in percentage ownership.
Item 5(d).	Additional Interested Persons.
Not applicable
Item 5(e).	Ownership of Less than Five Percent.
Not applicable
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable
Item 7.	Material to Be Filed as Exhibits
A. Agreement as to Joint Filing

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 1, 2007

PHILIP KIVES		K-5 LEISURE PRODUCTS, INC.

/s/ Philip Kives

		By:	/s/ Philip Kives
		Its:	President

NATIONAL DEVELOPMENTS LTD.		2808715 MANITOBA LIMITED

By:	/s/ Philip Kives	By:	/s/ Philip Kives
Its:	President	Its:	President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibits

CUSIP No. 482724 30 9

EXHIBIT A

AGREEMENT AS TO JOINT FILING

Pursuant to Regulation Section 240.13d-1(k), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to K-Tel International, Inc. is being filed on behalf of each of the undersigned.

Dated: August 1, 2007

PHILIP KIVES		K-5 LEISURE PRODUCTS, INC.

/s/ Philip Kives
		By:	/s/ Philip Kives
		Its:	President

NATIONAL DEVELOPMENTS LTD.		2808715 MANITOBA LIMITED

By:	/s/ Philip Kives	By:	/s/ Philip Kives
Its:	President	Its:	President